UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Royce Global Value Trust, Inc.

(Name of Subject Company (Issuer))

Royce Global Value Trust, Inc.

(Name of Filing Person (offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

78081T104

(CUSIP Number of Class of Securities)

John E. Denneen

Secretary and Chief Legal Officer

745 Fifth Avenue

New York, NY 10151

(212) 508-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

Copy to:

Frank P. Bruno, Esq.

Nathan J. Greene, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

(212) 839-5300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$60,836,098.24(a)	$6,637.22(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for up to 4,201,388 shares (40% of the issued and outstanding shares of common stock of Royce Global Value Trust, Inc. (the “Fund”) as of October 12, 2020) in the tender offer, based upon a price of $14.48 (the net asset value per share on October 12, 2020).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. Royce & Associate, LP, the Fund’s investment adviser, sent $6,700.00 on the Fund’s behalf by wire transfer through the Fedwire system to U.S. Bank, the U.S. Treasury designated financial agent for filing fee payments for the Securities and Exchange Commission, on October 26, 2020.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Royce Global Value Trust, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 40% of its issued and outstanding shares of common stock, par value $0.001 per share, as of October 12, 2020, at a price per share equal to the Fund’s net asset value per share as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on December 17, 2020 (or, if the Offer is extended, on the trading day immediately following the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase, dated October 28, 2020, and in the related Letter of Transmittal (together, the “Offer”), which are filed as exhibits to this Schedule TO. The Offer will expire at 11:59 p.m., New York City time, on December 16, 2020, unless extended. As of October 12, 2020, 40% of the Fund’s issued and outstanding shares of common stock amounted to 4,201,388 shares. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 28, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Stockholders.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on October 9, 2020(1)
(a)(5)(ii)	Form of Press Release to be issued on October 28, 2020
(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

(1)	Incorporated by reference to the Registrant’s definitive additional materials on Schedule 14A, filed with the Securities and Exchange Commission on October 13, 2020.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROYCE GLOBAL VALUE TRUST, INC.

By:	/s/ Christopher D. Clark
Name: Christopher D. Clark
Title: President

Dated: October 28, 2020

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated October 28, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(l)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Stockholders.
(a)(5)(ii)	Form of Press Release to be Issued on October 28, 2020.